EXHIBIT 3.1

CERTIFICATE OF DESIGNATION OF

CLASS A REDEEMABLE PREFERRED STOCK OF

CLEARONE, INC.

CLEARONE, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), certifies that the following resolution was adopted by the board of directors of the Corporation as required by Section 151 of the General Corporation Law of the State of Delaware (the “DCGL”) pursuant to a unanimous written consent of the board of directors.

RESOLVED, that, pursuant to the authority granted to and vested in the board of directors of the Corporation (the “Board”) in accordance with the provisions of the certificate of incorporation of the Corporation, as amended and currently in effect (the “Certificate”), the issuance of a class of Preferred Stock par value $0.001 per share (the “Preferred Stock”), which shall consist of up to 50,000,000 shares of Preferred Stock which the Corporation now has the authority to issue, be, and the same hereby is, authorized, and the Board states the designation and number of shares, and fixes the relative rights, preferences, and limitations (in addition to any set forth in the Certificate) thereof as follows:

Section 1DESIGNATION AND AMOUNT. The Preferred Stock authorized by this resolution is the Class A Redeemable Preferred Stock (the “Class A Preferred”). The total number of shares of the Class A Preferred shall be 2,069,065.

Section 2REDEMPTION.

(a)Mandatory Redemption Upon Asset Sale. Upon the consummation of an Asset Sale, 100% of the Net Proceeds shall be distributed solely to the holders of Class A Preferred, on a pro rata basis, as consideration for the redemption of the Class A Preferred (the “Redemption”). Such Redemption shall be automatic and mandatory upon the closing of an Asset Sale, subject only to the Board’s review and approval of the mechanics of the distribution of Net Proceeds. “Net Proceeds” shall mean 100% of the gross proceeds of the Asset Sales less all transaction expenses, liabilities and obligations relating to the Asset Sale, including but not limited to payments, fees and/or severance packages to or related to bankers, consultants, advisors, employees, executives, leases and other property related obligations. Net Proceeds shall include a further deduction for any obligations, expenses, payables, accrued liabilities of any kind (contractual or otherwise) of the Corporation, or any of its subsidiaries, which remain as liabilities of the Corporation or any of its subsidiaries and that are not otherwise sold as part of the Asset Sale, other than payments or expenses required to be paid in conjunction with the reporting obligations and maintenance of the Corporation as a listed reporting issuer.

(b)Redemption Price. The redemption price for each share of Class A Preferred shall be equal to such share’s pro rata portion of one hundred percent (100%) of the Net Proceeds of the Asset Sale (the “Redemption Price”).

(c)Asset Sale. An “Asset Sale” shall mean any sale of the Company’s existing operating business and/or a substantial portion of its assets, including through a sale of its Intellectual Property and/or Capital Stock of ClearOne Holding, LLC (“ClearOne Holding”) or other subsidiary of the Corporation formed to hold existing assets, provided, however, that the term “Asset Sale” shall not include transactions entered into in the ordinary course of business or for the purpose of changing the Corporation’s jurisdiction of incorporation or creating a holding company structure where equity holders maintain substantially similar ownership percentages. An Asset Sale shall also include any transaction or series of related transactions the primary purpose of which is the disposition of ClearOne Holding or other subsidiary of the Corporation or their assets as described above.

(d)Timing. The Redemption of Class A Preferred shall occur no later than sixty (60) days following the closing of any Asset Sale, which shall not exceed one hundred eighty (180) days from the initial closing of any Asset Sale. With respect to any Asset Sales, the Company may make multiple interim distributions to holders of Class A Preferred. All payments, whether interim or final, shall be made in cash to the holders of Class A Preferred on a pro rata basis, based on the number of Class A Preferred shares held as of the date on which the Class A Preferred are issued.

(e)If Asset Sale Does Not Occur. If an Asset Sale does not occur within one hundred eighty (180) days following the issuance of the Class A Preferred, the Corporation shall proceed to liquidate ClearOne Holding, LLC and its other subsidiaries and distribute the proceeds to holders of Class A Preferred in accordance with Section 3 below.

(f)Seniority. The Class A Preferred shall be senior to all existing and future classes of preferred stock and to all debt of the Corporation, except for the Class B Preferred Stock of the Corporation (the “Class B Preferred”), which shall be senior to Class A Preferred in all respects other than the Redemption of Class A Preferred pursuant to the Asset Sale. For the avoidance of doubt, 100% of the Net Proceeds of the Asset Sale shall be distributed solely to holders of Class A Preferred in connection with the Redemption.

Section 3LIQUIDATION RIGHTS.

(a)Priority. In the event of any liquidation, dissolution, or winding up of the Corporation (other than an Asset Sale), whether voluntary or involuntary, the holders of Class A Preferred shall be entitled to receive, prior and in preference to any distribution to the holders of any other class or series of capital stock of the Corporation (including Common Stock and other Preferred Stock), an amount equal to the proceeds received by the Corporation from the liquidation or sale of the equity securities or assets of ClearOne Holding, LLC.

(i)Class A Preferred shall not participate in any other liquidation proceeds of the Corporation and shall be junior to all indebtedness and pari passu with the Class B Preferred Stock and the Common Stock for any other distributions.

(b)Forced Liquidation. If an Asset Sale has not been consummated within one hundred eighty (180) days of the issuance of the Class A Preferred, the Corporation shall take all commercially reasonable efforts to cause the liquidation or sale of ClearOne Holding, LLC and distribute the proceeds in accordance with Section 2 and Section 3.

Section 4VOTING RIGHTS.

(a)General Voting. Except as otherwise provided by applicable law or expressly set forth herein, holders of Class A Preferred shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, the Corporation shall not, without the prior affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Class A Preferred, voting as a separate class:

(i)amend, alter, or repeal any provision of the Certificate or Bylaws of the Corporation in a manner that materially and adversely affects the rights, preferences, or privileges of the Class A Preferred;

(ii)authorize or issue any equity security (or security convertible into equity) senior to the Class A Preferred with respect to rights to distributions from ClearOne Holding, LLC or proceeds from an Asset Sale;

(iii)take any other action that would have a material adverse effect on the economic rights of the Class A Preferred.

Section 5NO CONVERSION. The Class A Preferred shall not be convertible into shares of Common Stock or any other equity security of the Corporation.

Section 6REDEEMED SHARES. Shares of Class A Preferred that are redeemed pursuant to Section 2 shall be automatically cancelled and retired and shall not be reissued by the Corporation. The Corporation shall take all necessary corporate action to reflect such cancellation, including amendments to its Certificate of Incorporation, if required.

[Signature page to follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Class A Preferred Stock to be duly executed by its Chief Executive Officer this 24th day of June, 2025.

CLEARONE, INC.
By:	/s/ Derek Graham
Name: Derek Graham
Title: Chief Executive Officer